ADVANCED GROWING SYSTEMS, INC.

c/o Lyle J. Mortensen CPA	Telephone (817) 416-2533
230 N. Park Blvd., Suite 106	Facsimile (817) 416-2535
Grapevine, Texas 76051	email lylemort@aol.com

September 7, 2007

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Growing Systems, Inc.

Form 10-SB, File No. 0-52572

Dear Mr. Owings:

The following are the responses of management to your letter of August 9, 2007 and the numbers indicated are referenced to your comment number in the letter:

Part I

Item I.	Description of Business, page 1

Q1. Please delete your reference to this discussion as a “summary” as this discussion is not intended to serve as a summation of the Business of your company but rather should thoroughly discuss all information that is required pursuant to the item requirements of Form 10 and any other information that might be material to investors.

A1. Paragraph revised.

Q2. Please delete parenthetical definitions in your document where the meaning is clear from context. For example, please delete the second sentence in the headnote and all of the definitions under Business Development, such as (“NLW”), (“WMD”), (“PCC”), (“ANI”), (“OGSI”) and (“SEC”).

A2. Parenthetical definitions have been deleted.

Risk Factors, page1

Q3. Please delete “some of” [the factors] in the first sentence and “other factors” in the last paragraph to remove the implication that you are not setting forth the material risks related to the offering.

A3. Deleted as requested.

Q4. Please insure that the risks you describe here have been described with enough detail to make them meaningful to the reader. For example, elaborate upon what risk is involved in the operating hazards attendant to the operating of a fertilizer facility.

A4. Risk factors have been expanded to describe in detail the risk factors as they apply to the Company.

Business Development, page 1

Q5. Please ensure that you have accurately stated the date of incorporation of ANI, as you state that it was incorporated in 2006 in the first paragraph and 2007 in the second paragraph. Consider eliminating duplicative disclosure as to the dates of incorporation of you and your subsidiaries.

A5. The duplicate disclosure as to the dates of incorporation of the company and its subsidiaries has been eliminated.

Q6. You indicate that the original officers of OGSI “brought to the organic fertilizer subsidiary the formulas that are still used today in the production of the organic fertilizer.” Clarify whether you mean that such formulas are used in the production of your organic fertilizer or that they are used generally speaking in the production of organic fertilizer as your discussion is unclear.

A6. Sentence changed to show that the formula is used in the production of OGSI’s organic fertilizer

Q7. Please delete the sixth sentence in the first paragraph on page 2 (“ANI was founded by…”) as it is subjective in nature.

A7. Sixth sentence deleted as requested.

Principal Products and Services, page 2

Q8. Please furnish us an appropriately dated and marked copy of the census information you refer to in the first paragraph on page 3.

A8. Sentence referring to census report was deleted as it was considered not necessary.

Q9. Explain what you mean when you state that both the contractor and retailer provide OGSI with fertilizer sales; specifically explain who the typical retailer customer is, outside of those who may purchase fertilizer from an ANI retail location. Please also explain your reference to “submarkets” on page 7 in the context of OGSI’s plan of operations.

A9. Paragraph revised to indicate who the typical retailer customer and describes who may purchase fertilizer from an ANI retail location.

Q10. In an appropriate place in your discussion, explain the “food-grade chemistry” that is used to “enhance the way Nitrogen is delivered to any plant.”

A10. The paragraph has been expanded to explain the “food-grade chemistry” to enhance the way Nitrogen is delivered to plants.

Q11. Please delete the third sentence in the second paragraph on page 3 (“OGSI combines knowledge…”) as it implies chemists are making your fertilizer.

A11. Sentence deleted.

Q12. You state that you have a large customer base of over 500 active contractors. As previously requested, please state how this compares to your direct competition so that your indication that you are a “key supplier” and have a “large customer base” are well supported.

A12. Revised for further clarification

Q13. You indicate that one of your competitive strengths is that your debt may be converted to equity. So that a reader can appropriately place this strength in context, disclose how much of your debt (all or none) can be converted into equity so that it’s clear why this is a strength of yours and disclose the amount of debt outstanding. Alternatively, seeing as how the debt you are referring to would appear to be the same debt that was due for conversion of June 30, 2007, consider whether it is appropriate to remove this bullet.

A13. Bullet removed.

Our Growth Strategies, page 3

Q14. Please delete the first clause in the first sentence (“In order to capitalize…”). Given your short time in business, references to your competitive advantages and to becoming a dominant player in your industry are inappropriate. Please delete.

A14. Sentence deleted

Q15. Please delete “continue” from the first, second and fifth bulleted paragraphs. Explain what is the “cost advantage” you refer to in the fourth bulleted paragraph.

A15. Deleted “continue” where appropriate and expanded the paragraph to discuss the cost savings by expansion and increased activity.

Q16. We note your revisions to the first bulleted paragraph. However, it does not appear you have fully responded to comment 21 in our letter dated May 17, 2007. Please revise.

A16. Paragraph revised.

Q17. Please elaborate upon your strategies by stating how you plan to execute upon them so that they provide meaningful disclosure regarding your future plans. For example, explain how you intend to expand in other promising markets and how you plan to increase your customer base.

A17. Paragraph expanded.

Targeted Markets, page 3

Q18. Please furnish us an appropriately dated and marked copy of the Grounds/Turf Growers Magazine Industry Outlook 2005 and the Wall Street Journal article you refer to under Organic Growing Systems, Inc.

A18. The paragraph has been revised and the following articles are attached to this letter as copyright rules may prohibit them from being included in a public filing without prior consent:

1.	Wall Street Journal article dated April 15, 2006 titled “Turf Wars.”

2.	Status Report: Irrigation and Green Industry Outlook 2006

Certain sections of these articles have been referenced to questions 18 and 19.

Q19. You indicate that “there were relatively few landscape contracting companies doing an annual volume in excess of $5 million” only a few years ago. Revise to provide greater context for this statement by indicating whether you are referring to gross sales or some other measure and what region you are referring to, as we presume that you are referring to your target market, the southeastern U.S.

A19. Gross sales indicated as the measure we are referring to and nationally as the market referred to in the statistics.

Q20. Remove your statement indicating that your fertilizer will make lawns the “pride of the neighborhood” as this would appear to be a statement of your belief. This comment also applies to your indication on page 5 that your fertilizer is the “perfect combination.”

A20. Deleted the sentence that included “pride of the neighborhood” and included that it is our belief that it is the perfect combination.

Competition, page 5

Q21. You indicate your direct competition – synthetic chemical fertilizer – is “massive and well-established.” Please revise to explain whether you have many competitors in the organic fertilizer market. Also, move the discussion that appears regarding your devotion to the idea of water protection, etc., to a different place in your registration statement as these statements appear out of place in the context of a discussion about your competitors.

A21. The sentence has been revised to delete the out of place statements and include more explanation of the indirect competition.

Regulatory Mandates, page 6

Q22. We note your response to comment 32 in our letter of May 17, 2007. Please indicate the cost of complying with the state laws you refer to.

A22. Paragraph revised and approximate cost per state to comply with the regulatory bodies is indicated in the revised paragraph.

Item 2.	Management’s Discussion and Analysis or Plan of Operation, page 6

Plan of Operations, page 6

Q23. Your statements at the outset of this discussion that ANI has “experienced rapid commercial success” and that you “continue to outperform [y]our original budget” are inappropriate. Please revise to delete them.

A23. Inappropriate section deleted and paragraphs revised.

Q24. Please ensure that this discussion speaks as of a current date. For example, in the first paragraph of this discussion, you state that “ANI will be holding formal grand-openings for [y]our second and third commercial distribution facilities…” As another example, please update the penultimate paragraph of this section, as well as the disclosure that appears under Item 7, regarding the conversion of the promissory note to be complete in the 1st quarter of 2007. If these events have already taken place, please revise your discussion to indicate this.

A24. Paragraphs revised.

Q25. At the bottom of page 6, you state that the acquisition of the manufacturing facility “will not only substantially increase[y]our gross profit margin…” Please revise to explain that this statement constitutes your belief and explain why you believe this will be the case. Alternatively, please delete it.

A25. Section revised

Q26. You indicate that one government agency has become one of OGSI’s largest customers. We presume this agency is the Harris County Flood Control; please disclose this and the percentage of your gross revenues received from this customer.

A26. Section deleted referring to the “substantially increase gross profit margin” and section revised.

Q27. You refer to “independent researchers” on page 7. Identify these researchers and refer to the reports that have drawn the conclusions you discuss here. Provide us with copies of such reports.

A27. Section deleted and revised as reports were not in printed format.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Q28. We reviewed your response to comment 40 in our letter dated May 17, 2007 and the revisions to your disclosure. Please explain to us and disclose in further detail how you determined not to record a valuation allowance for any portion of your net operating loss carryforward. In responding to our comment, please elaborate on each piece of positive and negative evidence you considered. Indicate whether any of the positive evidence you considered is objectively verifiable as contemplated in the examples of positive evidence provided in paragraph 24 of SFAS 109. Also explain the specific assumptions used in projective net income in future periods and the basis for those assumptions. Ensure your revised disclosure is clear in terms of how you concluded the positive evidence outweighs the negative evidence, such as cumulative and recurring losses inception to date. Refer again to paragraphs 20-25 of SFAS 109.

A28. Due to continued losses it has been determined that a valuation allowance should be recorded and the deferred tax asset has been eliminated from the current financial Statements.

Item 6.	Executive Compensation, page 14

Q29. We note your indication that the table you have provided “sets forth for the Calendar year ended December 31, the compensation received by the officers of the Corporation.” This information should be provided with respect to the last fiscal year, not calendar year, of the Company. See Item 402(b) of Regulation S-B. Please revise.

A29. Revised for the fiscal year ended September 30, 2006.

Employment Agreements, page 14

Q30. We reviewed your response to comment 58 in our letter dated May 17, 2007. Please revise your disclosure in bullet number one regarding the stock grant to executive officer Hammond to clarify that you granted him stock in the subsidiary company rather than the parent company. Also, confirm that this grant appears in the preceding table.

A30. Revised and the stock grant is stated in the compensation table.

Q31. The amount of salary shown for Lyle Mortensen in the Summary Compensation Table does not appear consistent with the disclosure under Employment Agreements on page 14. Please reconcile.

A31. Mr, Mortensen did not start receiving compensation until 10-01-06 and therefore no compensation indicated for the fiscal year ended September 30, 2006.

Director Compensation, page 15

Q32. Please indicate in the second paragraph on page 15 when independent directors Cowan and Riegler were each awarded 20,000 shares of common stock in connection with their activities as members of the Board.

A32. Additional sentence inserted that indicates when the stock was awarded.

December 31, Director Compensation Table, page 17

Q33. We note your response to comment 47 in our letter of May 17, 2007. However, it does not appear you have indicated by footnote the aggregate number of stock awards made to each of Messrs. Cowan and Riegler. Please revise.

A33. Footnote revised.

Part II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 20

Q34. We reviewed your response to comment 54 in our letter dated May 17, 2007 and the revisions to your disclosure. Please further revise your disclosure to 1) retroactively reflect the stock split in the market price data for the periods prior to Jun 22, 2006; and 2) omit the term “reverse” when describing your 10,000 to 1 stock split as it appears you had a stock split and not a reverse stock split. Please make conforming revisions throughout the document where you discuss the stock split.

A34. The table was revised for the reverse stock split and the wording in the 1st paragraph of the footnote was revised to a 1 for 10,000 reverse stock split to properly reflect the facts.

Item 4.	Recent Sales of Unregistered Securities, page 20

Q35. Please ensure that this discussion is complete with respect to all securities that you sold in the past three years in unregistered transaction. For example, we note that the convertible note that was sold to TBECK Capital, Inc. is not discussed here, nor is the issuance of shares in exchange for the manufacturing facility. Also, not all of the warrants that were issued to Vision and Sands Brothers are discussed here. Please revise or advise.

A35. This section was substantially revised to fully discuss all recent sales of unregistered securities.

Note 3 – Summary of Significant Accounting Policies, page F-8

Earnings per Common Stock, page F-9

Q36. We reviewed your response to comment 62 in our letter dated May 17, 2007. Please revise to also disclose the number of potentially dilutive warrants that were not included in the computation of diluted earnings per share because to do so would have been antidilutive. See paragraph 40.c. of SFAS 128.

A36. Additional sentence inserted to state the number of potentially dilutive warrants that were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

Note 5 – Notes Payable, page F-9

Q37. We reviewed your response to comment 65 in our letter dated May 17, 2007 and the revisions to your disclosure. Please tell us and disclose whether each of your convertible notes issued from inception through March 31, 2007 contains a beneficial conversion feature under EITFs 98-5 and 00-27. Tell us in detail how you arrived at your conclusion in each case. Ensure you tell us the fair value of the underlying common shares on each commitment date, how you determined such fair value, and the effective conversion rate of the notes after allocating proceeds to the detachable warrants. Additionally, please revise your disclosure to clarify whether the convertible notes are convertible upon issuance at the option of the holder or are only convertible automatically upon the occurrence of the specified conversion events.

A37. In management’s opinion under EITFs 98-5 and 00-27 the convertible promissory notes do not contain a beneficial conversion feature. This conclusion was reached by comparing the conversion price of $2.50 to the fair market value of the underlying common shares on the commitment dates. The most recent sale, closest to the commitment date, the private placement of shares at the time the Company was merged into the public shell, was at $.19 per share. The market value as reflected in the over-the-counter market did range from a high of $1.00 to a low of $.50 during the time the promissory notes were executed. Due to the volatility and high exercise price, it was determined that the most recent sale would be an appropriate price to be used in the valuation of the beneficial conversion feature, if any. The warrants were not “in-the-money” according to the definitions under EITFs 98-5 and 00-27 on the commitment date. Therefore, in management’s opinion no beneficial conversion feature exists for the promissory notes.

By using the Black-Scholes option-pricing model it was determined that the present value of the debt was in excess of the amount of the note. Therefore a discount computed on the debt has been recorded and the discount is amortized over a three-year period at the risk-free rate of from 5.08% to 4.92% at the commitment date. Volatility of 100% and the stock price of $.19 was used in computing the discount to be amortized. The disclosure in Note 4 to the consolidated statements has been changed for the assumption as indicated above. The convertible promissory notes are convertible only on the terms indicated in Note 5 of the financial statements. There is no option for the holder to convert the note other that upon the specified conversion events as explained in the footnotes. However, the Company is negotiating with the note holders to convert the notes by mutual consent under some revised terms.

Q38. In calculating the fair value of warrants issued in connection with convertible notes during the fiscal year ended September 30, 2006 and the subsequent six month interim period ended March 31, 2007, explain to us: 1) why it is appropriate to use an expected life assumption rather than the contractual term (refer, for example, to footnote 7 to SAB Topic 14:A); and 2) why you use an assumed underlying stock price of $.19/share in each case and how your use of this value is consistent with the guidance in paragraph 16 of APB 14.

A38. The convertible promissory notes issued during the fiscal year ended September 30, 2006 used $.19 per share as this was the price at which the private placement shares were sold during the fiscal year. This placement was the most recent price at which stock was sold by the Company and as such reflects, in the opinion of management, the market value of securities offered for sale. Subsequent advances on the promissory note signed in December were also valued at the 2006 value as it was based on the commitment date as required. The expected life has been changed to the contractual life of the warrants.

The stock price used in the revised financial statements for the subsequent issue of convertible preferred stock issued during 2007 was $.35, which was the price at which the company acquired restricted treasury stock during May of 2007. APB 14 requires using quoted market prices of identical or similar items. The securities sold are not currently traded and management believes that its recent purchase for treasury of unregistered stock is the most reasonable fair market value of the underlying security.

Notes to Interim Consolidated Financial Statements, page F-17

Note 5 – Related Party Transaction, page F-18

Q39. We reviewed your response to comment 66 in our letter dated May 17, 2007 and the revisions to your disclosure. Please tell us how your accounting for this restricted stock award is consistent with the measurement and recognition provisions in paragraphs 21, 39 through 42 and A77 through A85 or SFAS 123R. Ensure you address why it is appropriate to value the award using the $0.19 stock price from a July 2006 private placement. Also address the grant date, requisite service period, and service inception of the award under SFAS 123, and how you determined each of these dates. Finally, please tell us whether the restricted stock award requires future services (after February 2007) for vesting.

A39. Financial statements have been revised and the stock price of $.35 was used, which is the price at which the Company acquired restricted stock in a private transaction in May of 2007. No future services are required for the vesting of the stock. The stock is still subject to the section 144 restrictions.

Note 6 – Private Placement of Series A Preferred Stock, page F-18

Q40. In calculating the fair value of warrants issued in connection with convertible preferred stock, explain to us: 1) why you used an assumption of 25% volatility while you used an assumption of 100% volatility in calculating the fair value of warrants issued in connection with notes payable; 2) why it is appropriate to use an expected life assumption rather than the contractual term (refer, for example, to footnote 7 to SAB Topic 14:A); and 3) how you arrived at the assumed underlying stock price of $.50/share as of the commitment date for each of the convertible preferred stock issuances.

A40. The footnote has been substantially revised and calls for a 100 % volatility factor over the contractual term of the warrants. During the current fiscal periods the company also had various transactions with its Series A Preferred Stock as further explained in Footnote 6 of the notes to interim consolidated financial statements for the 9 months ended June 30, 2007. The Preferred stock with warrants attached was determined to have a beneficial conversion feature under EITFs 98-5 and 00-27. The beneficial conversion feature was computed by using the Black-Scholes option-pricing model and has been recorded and amortized as a dividend as of the date of issue. The detachable warrants were computed with the following assumptions: expected life of 5 years (contract period), risk- free rate of 5.06%, dividend yield of 0%, stock price of $.35 (value of treasury stock purchased) and expected volatility of 100%.

The underlying stock price used in the revised financial statements for the subsequent issue of convertible preferred stock issued during 2007 was $.35, which was the price at which the company acquired restricted treasury stock during May of 2007. APB 14 requires using quoted market prices of identical or similar items. The securities sold are not traded and management believes that its recent purchase for treasury of unregistered stock at $.35 per share is the most reasonable fair market value of the underlying security.

Q41. It appears you have an unrecognized beneficial conversion feature associated with your convertible preferred stock issuance. In particular, the fair value of the warrants issued in connection with the preferred stock appears to reduce the effective conversion rate in the preferred stock to a point where there is intrinsic value in the embedded conversion feature as of the commitment date. Please revise your financial statements to record the beneficial conversion feature or otherwise tell us in detail why you believe no revision is required. Refer for guidance to Issue 1 of EITF 00-27. Please note that if you determine to revise the fair value of the warrants pursuant to the preceding comment, this will impact the amount of the beneficial conversion feature to be recorded. Moreover, please be advised that similar considerations should be applied in determining the proper accounting for the additional preferred stock issuances subsequent to the most recent interim balance sheet date.

A41. In connection with EITF 00-27 the Company has revised the financial statement to properly reflect the beneficial conversion feature associated with the convertible preferred stock issued. The value attributed to the common stock warrants exceeded the value of the preferred stock under the Black-Scholes option-pricing model. The detachable warrants were computed with the following assumptions: expected life of 5 years (contract period), risk- free rate of 5.06%, dividend yield of 0%, stock price of $.35 (value of treasury stock purchased) and expected volatility of 100%. Therefore an allocation was made to the common stock warrants and to the Series A Preferred stock. One-hundred percent of the value was attributed to the warrants and the resulting beneficial conversion feature, the difference that was allocated to the preferred stock, was recorded as a reduction in the equity. It is anticipated by management that the conversion of the preferred stock will be recognized in the near future. Therefore, under guidance of EITF 00-27 the beneficial conversion feature was amortized to retained earnings on the date of issue.

Very truly yours,

/s/ Lyle J. Mortensen
Lyle J. Mortensen CPA

April 15, 2006

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JOINING THE GRASS-ROOTS MOVEMENT

•	Our columnist decides to take her own lawn organic[1].

Turf Wars

Armed with chicken manure, organic lawn product makers are battling for your backyard

By GWENDOLYN BOUNDS and ILAN BRAT

April 15, 2006: Page P1

[Tucked in the bank of a Lowe’s garden center, wedged near grass-seed spreaders and jugs of weed killer, sits a pallet whose contents are quietly upending America’s lawn landscape: $24.97 bags of Cockadoodle DOO organic lawn fertilizer made from chicken manure.]

With spring hitting full swing, a battle is shaping up over your backyard. Taking aim at consumers who have embraced organic products from vegetables to cotton sheets, some upstarts are pushing the idea that it’s not enough for your grass to be green — it should also be “green.”

The approach is at odds with most of the $35 billion lawn- and garden-care industry, which for years has been focusing on ever more effective synthetics. But the organic products are making inroads. Lowe’s, Sears and Home Depot now stock several brands of organic fertilizers and weed control in their gardening aisles, and Lowe’s, for one, says demand is growing. Even industry behemoth Scotts Miracle-Gro, is hedging its bets: At the same time it is testing genetically engineered grass, it’s also pushing organic fertilizer and potting mix.

The organic-lawn movement is in step with a broader backlash against landscaping chemicals. That’s giving traditional lawn and garden suppliers fits — one industry group mounted a “Gloves Are Off” media campaign proclaiming “We’re about to start fighting back.”

Then there’s the matter of looks. Building an organic yard involves things some homeowners — and perhaps more importantly, their neighbors — might consider incompatible with a picture-perfect lawn.

With organic methods, some weeds are likely to persist. Leaving unsightly lawn clippings lying around is encouraged to add nutrients to the soil. And organic lawns are trimmed more hippie-style — roughly, three inches tall — to strengthen roots and ward off invasion by weeds.

For Nancy T. Cabaniss, a homeowner in Lexington, Va., the organic approach means extra work. “With a synthetic spray, I spray the weeds once and they’re gone,” says Ms. Cabaniss. “With some organic products, I have to keep doing it over and over and over.”

At first, champions of organic lawns admit, taking the organic route may be more work and more pricey: a 3,000- square-foot lawn that costs $200 a year to maintain with synthetics might cost twice as much using organic substitutes. The payoff, advocates say, will be a yard that one day costs less or care for, is safer for the environment and handles stresses such as drought.

“Initially, it may feel harder, but in the long term, it’s easier,” says Scott Meyer, editor of Organic Gardening magazine. He likens using chemicals to “putting your yard on steroids.” Over time, he says, “it weakens the system.”

As with food, there’s debate about how beneficial the all-natural approach truly is. Some turf experts say plants thrive equally well with synthetic and organic nutrients. Frank Rossi, a professor of turfgrass science at Cornell University, adds that organics give users a false sense of security. For instance, he says, runoff of certain organic fertilizers with high concentrations of phosphorus can harm streams and rivers. “Some people think because it’s organic, there’s absolutely no harm you can do with it,” Mr. Rossi says. “That’s a lie.”

[A recent survey from the National Gardening Association and Organic Gardening magazine found that, while only 5% of U.S. households now use all-organic methods in their yards, some 21% said they would definitely or probably do so in the future. “It says to me that it’s going mainstream,” says Bruce Butterfield, the NGA’s research director.]

The issue of lawn chemicals is getting more visibility across the U.S. The little flags or warning signs posted around town by professional lawns services are required in some states; many tell people not to enter a chemically treated area within 24 hours of application. The same recommendation is on some off-the-shelf products.

Nearly two dozen state, including New York and Wisconsin, now require public notification when pesticides are being applied by professionals, according to Beyond Pesticides, a Washington, D.C., advocacy group. At least 13 U.S. towns, including Lawrence, Kan. and Chatham, N.J., have pesticide-free parks, and 33 states and several hundred school districts have laws or policies designed to minimize kids’ exposure to pesticides. Just last year, New York City passed legislation requiring the city to phase out acutely toxic pesticides on city-owned or leased property and make commercial landscapers give neighbors notice before spraying certain pesticides.

The health effects of treating lawns with pesticides is hotly debated, but a growing body of research suggests that some commonly used synthetic pesticides may post health risks, including cancer and kidney or liver damage, particularly to children and pets. One study published in a journal put or by the National Institute of Environmental Health Sciences found that children exposed to herbicides and pesticides in the first year of life were significantly at higher risk of asthma than never-exposed children. The Environmental Protection Agency Web site says kids are at greater peril from pesticides because their internal organs and immune systems are still developing.

Other studies, including one published in the Journal of the American Veterinary Medical Association, have suggested that exposing dogs to some herbicide-treated lawns and gardens may increase their chances of developing canine malignant lymphoma or bladder cancer. And environmentalists are concerned about chemical runoff into streams and rivers.

Scotts and other big players in the lawn-care business say that, when applied appropriately, EPA-registered pesticides are perfectly safe and stress that consumers should not overapply products. “You don’t take an aspirin if you don’t have a headache,” says Tom Delaney, government affairs director for Professional Landcare Network, an industry trade association. “And if you do have one you don’t take three or four. You follow the directions.”

Professional lawn-care services that have long depended on traditional synthetic products are moving into organics. Attendance at organic-accreditation classes for landscapers run by the Northeast Organic Farming Association has nearly doubled over the last five years. One NOFA member, Griffin Organics in Peekskill N.Y., now treats 40 clients’ lawns organically, up from four just three years ago. Although most Griffin customers still but chemicals, operations manager Tommy Eade is so impressed with organic results that he hopes to one day never tough another bag containing 2,4-dichlorophenoxyacetic acid (a common herbicide and component of Agent Orange). “Our goal is to be all organic,” Mr. Eade says.

Golf courses are getting into the act, too. The founder of Pure Barnyard, which makes Cockadoodle DOO products, says he supplies his organic chicken manure fertilizer to about 20% of New England’s courses. Marblehead, Mass., recently converted 15,000 acres of athletic fields to organic care. Even Walt Disney World has reduced its use of traditional pesticides by 70% since the 1990s and is using all-natural composts in some areas of the park.

Traditional makers, meanwhile, continue to develop new kinds of synthetic products. Scotts has a popular four- step program timed to the seasons with bags of “weed and feed” that combine fertilizer with insecticides and herbicides. And the company is angling to market a genetically engineered golf-course turf that’s resistant to Roundup, a powerful herbicide for which Scotts owns U.S. residential-marketing rights. A consumer version of the grass is also on the horizon.

That prospect has organic purists digging in their heels. “Many people call pollution with a life of its own,” says NOFA coordinator Bill Duesing. He says such varieties endanger the ecosystem by giving transgenic grass a competitive advantage over naturally occurring varieties.

For Pam Delcore, the impetus to go organic was simpler. Shopping at a garden story in Dedham, Mass., last week, Ms. Delcore said she used to pay a pro to douse her lawn with pesticides, but got worried after nearby flowers started dying. She fired the lawn-care company and now she’s ready to give organics a shot.

“It was just making me nervous,” she says of the chemical solutions.

— Jessie Knadler and Marisa Milanese contributed to this article.

Write to Gwendolyn Bounds at wendy.bounds@wsj.com2 and Ilan Brat at ilan.brat@wsj.com3

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The importance of the green industry to the economy of the United States is mind boggling. Here are some stunning statistics. We at Irrigation & Green Industry magazine have calculated our segment, i.e., landscape, turf care, irrigation, etc. of the market at $70 to $75 billion annually. Nursery Retailer magazine states that the overall volume in the garden and nursery classification is approximately $105 billion. The combined total that the industry generates is a staggering $180 billion plus annually.

Sales in our segment of the market were up 10% to 12% in 2004, and up between 3% to 4% in 2005, so in January 2006 when the market started off with a bang (although power equipment was still in hibernation) everyone was hoping for a very strong year.

As 2006 Progressed, sales of power equipment did not take off as expected; however, irrigation continued to grow at a phenomenal rate. By July, in the height of the season, this pattern continued. In August, to generate some activity, power equipment manufacturers were offering special promotions. That helped move equipment, especially lawn mowers, while the irrigation segment of the market began to slow. By the end of September, distributors of irrigation components started to give back some of the gains. As we go to press (October) it looks like the year 2006 will end up with landscape and irrigation products up 8% to 15%, which includes the increased cost for material, and the power equipment segment will be from flat to down as much as 7%.

We’re seeing some major consolidation within the power equipment market. This is long overdue. The market cannot support all the brands, and consolidation will continue into 2007.

The green industry market is split between contractors who work in the commercial sector and those who concentrate their efforts in the residential area. Commercial property includes office parks, office buildings, shopping centers, etc. Also included in this segment are homeowner association (HOA), condominiums, and residential apartment complexes.

The residential market encompasses all private residential homes and some very small apartment buildings, perhaps six or eight units. These markets continue to grow.

The commercial sector, however, has experienced some changes. In the past, a developer would submit an architectural plan to his local building and safety department and he would get the necessary plans to build. Today, in many parts of the country, it is mandatory that the developer submit plans for landscaping and irrigation for the project, along with the architectural plans.

If the landscape and irrigation plan does not meet the requirements set by that municipality, it will kick the plan back to the architect and landscape architect for a new design or a re-design.

Landscaping is not taken lightly by the various municipalities. They realize the importance of greenery; it helps cleanse the air, it helps generate oxygen, and equally as important, it beautifies the properties.

New housing has been a boom for the green industry. Although the market has slowed down substantially this year, new housing starts continue. Also, many homes are being renovated and landscapes updated.

As older homes continue to appreciate, investing in an updated landscape and installing irrigation systems becomes a smart move. Not only can homeowners enjoy their new landscape, it enhances the home’s value as well. This too has kept the landscape contractor busy.

The landscape industry is a mobile one. All of the work is done on the client’s site, so the landscape contract has to move his material and equipment from site to site. He needs vehicles to move men and equipment. Although the diversification of vehicles varies, pickup trucks are the mainstay.

Landscape contractors work outdoors; they build the landscapes, mow the lawns and trim the shrubs on the client’s site, so when the weather is inclement, this industry shuts down. The weather pattern in many parts of the country has been changing. For the past number of years, rain in certain parts of the United States, particularly the Northeast and Midwest, has been lingering through May into June and sometimes into early July. It makes it difficult, if not impossible, to work outdoors.

As plants and trees grow larger and landscapes mature, the more valuable they become. With expenditure in the billions of dollars, property owners have to protect that Investment, and that means proper watering. Over-watering or no watering will cause the plants to die, and replacing large, mature plants and trees is very costly.

Property owners have a tendency to over-water, to the constemation of the landscape contractor and the water purveyor. Water is an important factor in landscaping, and conserving this precious resource will play a more important role in the future.

The Changing Face of The Landscape Industry

New Challenges for the Landscape Industry

As the landscape industry becomes more complex, landscape contractors face new challenges. They realize that they need more than just technical skills will be successful. They must also possess the business skills that are integral to the success of any business. New technology and new techniques will change the image of the landscape contractor. Recently, the financial market and some investment groups began taking a closer look at our industry. We will see their influence shortly as they begin to take majority positions in the landscape contracting companies.

In the next few years, the green industry will experience a flurry of activity.

Landscape companies are providing services today that were unheard of only a few years ago. Where there used to be separate maintenance firms, tree care companies, irrigation installation companies, etc., today, many landscape contracting companies perform all of these tasks and more. Their client base prefers to work with one company that provides full service and total care.

Although there are many companies that continue to specialize, such as in tree care, some of these specialty companies are now offering landscape-type services as well. Other companies that only worked on irrigation systems—installing and servicing them—are adding new services to their menu.

Lawn care companies that only applied fertilizer and chemicals to lawns are also realizing the need to diversity. Some have gone into maintenance, others are offering tree care services, a few have even added irrigation.

The defined line between lawn care companies and landscape contracting companies is becoming fuzzier each year. It won’t be long before all of these market niches fall under the heading of landscaping. Change is on the way, as more companies begin to diversify and develop into full-service operations.

Making the transition into the full-service arena is not always an easy one. However, the contractor soon realizes that by offering a broader menu of services, he can better serve his client’s needs. Add-on services will continue to expand opportunities for growth, resulting in increased revenue and additional profit to the bottom line.

There are a number of landscape contractors that only do maintenance. Some of these offer snow removal services in the winter. Larger firms that work on commercial properties will begin to acquire smaller companies, and this niche will eventually shrink down to a smaller number of firms that will dominate the market.

Contractor Overview

Many of the successful landscape companies operating today were started by their present owners. These first generation contractors built a solid business from the ground up. Some are now reaching retirement age and we’re seeing the second generation, and in some cases the third generation, taking their places within their company.

Some of the larger landscape companies will be sold, mainly to private equity groups. You will see roll-ups, tuck-ins and acquisitions taking place. Private equity groups are looking to make investments in our markets.

In the past, most of the people who entered the landscape business started out working for an existing company. They learned the technical skills by performing in the field: they learned how to plant trees, shrubs, turf and they learned how to install lighting, irrigation, etc. There are still opportunities for the entrepreneur.

[Because initial costs are low, it is relatively easy for a newcomer to start up in this business. New contractors feel that because their overhead costs are lower than established companies they can bid lower. Until they learn how to assess their overhead and know what their true costs are, estimating and bidding on projects will be on a hit-or-miss basis; so will their profit or loss.]

When these start-ups begin to hire labor, they soon realize that there are additional costs of doing business. They must factor in the labor burden, insurance, taxes and general overhead. They need to develop business skills. If they can survive those first few years and learn the “business end of the business,” they will likely succeed. Generally, about 50% of these new start-ups fail within the first three years.

The landscape contractor is unique in the building trades. Plumbers, electricians, framers, carpenters, and plasterers have their one specialty, but to be a landscape contractor requires diversified skills in many areas. He crosses many disciplines. He has to have knowledge of trees and shrubs and know how they will fare in various exposures and climatic conditions. He needs to know about turf, which varieties will do best in what climates. He should know about weeds and disease and insect problems that can affect the turf, shrubs and trees, and how to treat them. He must have knowledge of flowers in the landscape, whether to plant annuals or perennials. He has to know about grading, hardscapes, waterscapes, softscapes. He should know about landscape lighting, drainage and irrigation.

As the landscape contractor’s business grows, he begins to realize that landscape maintenance can play an important role in his business, for a number of reasons. As he bids on more expensive projects, clients will usually want the contractor to guarantee the plant material for a year. In order for the contractor to guarantee his work, he needs to maintain the property. If he doesn’t maintain it, how can he guarantee it?

Many contractors, as their business grows, structure their company into separate divisions. Starting with a construction division and a maintenance division, they expand to an irrigation division. Others will set up a tree care division; still others, a service division. Some contractors go so far as to keep separate profit and loss statements for each division. These profit centers add additional revenue and profits to the company’s balance sheet.

Some landscape contractors have gone into the snow removal business in order to keep their key personnel through the winter season. Winterizing irrigation systems in many parts of the country is another area that generates additional revenues for the contractor. Recently, more landscape contractors have added hanging and removing holiday lights to their list of services.

Tree care is another growing area for the contractor.

Landscape lighting and water features have become increasingly popular, and provide an excellent source of additional revenue for the landscape contractor. In a relatively short span of time, landscape lighting has become a standard in extras the client wants. It extends the enjoyment of the landscape, as do water features. Water has a calming, soothing effect on people, and many homeowners are adding small water features to their landscape. Relatively easy to build and install, we believe that this will be the next growth area, as contractors expand their business.

Construction

Commercial projects are designed by landscape architects; they draw the plans and in many cases, they put the job out to bid. Landscape contractors who work in the commercial arena bid on these projects.

In the residential market, a number of landscape contractors not only build the landscape, they design it as well. While other landscape contractors working in this area may not be equipped to design, there is a new trend developing; there are a few new companies that only design landscapes. Landscape contractors can outsource this service. These firms create the designs and, when approved, they also draw the plans and submit them to the client. The landscape contractor then takes over, constructs the project, and in some cases, he also maintains it.

Maintenance

Basically, the maintenance contractor has a route and sets up crews to mow the lawns, trim the shrubs, clean the flower beds, and make sure the irrigation system is operating properly. This is usually done on a weekly basis.

Contracts are generally written for a period of one year and are billable monthly. That way, even if there is inclement weather one week and the crews did not work, the company will still get paid.

While construction design/build can be profitable, it is unpredictable. Maintenance helps to level out the contractor’s peaks and valleys because it generates a steady monthly cash flow. Over the years, this has caused many contractors to do more maintenance than construction; some do maintenance exclusively.

Irrigation

Generally, the builder, developer, or homeowner prefers to work a single contractor. They don’t like the idea of having one contractor install the irrigation, and then another install the landscape. The fewer people clients have to deal with, the better they like it. Understanding this mindset, the contractor recognizes the importance of installing irrigation systems—he realizes how much money he will leave on the table if he doesn’t. Replacing sprinkler heads or risers is a simple task. In the past, when a landscape contractor’s worker broke a sprinkler at a client’s facility, he would call in an irrigation contractor to replace or repair it. Not only was this an additional expense, he could not control that this would be done in a timely manner. With someone on his staff able to handle irrigation, the repair could be made on the spot.

In the colder areas of the country, it is necessary to winterize irrigation systems. The contractor who offers this service to his customer fulfills the client’s need and also adds an additional profit center to his company’s bottom line. Clients like the idea of having someone checking their irrigation system periodically to ensure that it is in good working condition.

Snow Removal

In those parts of the country where there is snow and cold weather, landscape contractors used to close their business for the winter and not open again until the spring. They would lay off most of their personnel. However, some companies would agonize over losing their key people, so they would keep them on and find odd jobs to keep them busy. Otherwise, when crews are laid off, they will seek other employment and may not return in the spring. Each year, landscape contractors have to refill their labor ranks.

Several years ago, a few contractors ventured into offering snow removal. This had a two-fold purpose, it allowed the contractor to keep his crews onboard all year long, and, equally as important, it generated additional revenue. Some contractors use their existing equipment, including riding lawn mowers with snow apparatus attachments, or pickup trucks with attachments, and offer this service to their clients. Still others have made investments in heavy-duty commercial snow clearing equipment.

Snow removal complements the landscape business; they dovetail into one another from a time point of view, and the labor pool is already in place. When the crews are clearing snow, there are no lawns to mow, and when they’re mowing lawns, there is no snow to remove. “Pushing snow” really makes the difference for many companies. This add-on service center has experienced tremendous growth over recent years. It generates revenue and keeps the crews working all year long.

Landscape Lighting

For the past twenty-five years, the demand for landscape lighting has grown at a very quick pace. Many landscape contractors who design and build landscapes almost always offer the client landscape lighting for an additional charge. Even if the client has not allocated funds for landscape lighting in their initial plan, smart contractors will install conduit while building out the project, to allow for landscape lighting at a future date. Contractors realize that somewhere down the line, this client will probably want to have lighting. By installing the conduit at the time of construction, lighting can easily be added when the client has more spendable dollars.

Waterscapes

One of the reasons ponds, waterfalls, and water treatments have been growing in popularity is because they have a calming, soothing effect on people. Many office buildings include water features as part of their landscaping, to make these projects more attractive and, therefore, easier to lease.

Technology developed only a few years ago has made ponds and waterscapes very affordable. As more homeowners discover how inexpensive it is to add small water features to their landscapes, this relatively easy-to-build and install segment is growing at a rapid pace. Ponds and water features add another dimension to the landscape contractors’ repertoire. The fastest growing niche in this market, especially in the residential area, is pond-less or pond-free water features. We believe waterscapes will be the next growth area.

Holiday Lights

Many homeowners love to have their homes decorated with lights for the holidays, but they don’t like the arduous job of putting them up and then taking them down after the holidays. Although there have been a few companies that have been hanging holiday lights for a number of years, they have stayed quite small because it is such a seasonal business. In recent years, this service is beginning to catch on with the public.

This is a 100-day business, October, November, and December. It is an excellent source of additional revenue, and does not compete with your crew’s time. It’s an easy start-up because the contractor can begin by using his current customer base.

Hydroseeding

Hydroseeding has always been a little niche in the landscape arsenal, though there are some contractors who specialize in this area. A machine mixes mulch with fertilizer and seed, and then blows it out under pressure. Hydroseeding is an excellent process for seeding hillsides, and it is used by some builders to plant lawns, since it is less expensive than sodding. Some contractors call themselves “hydroplanters,” and specialize in quality turfgrass installations.

Tree Care

As tree care companies continue to merge and consolidate, landscape companies are finding it more difficult to get their clients’ tree work done in a timely manner. More and more landscape contracting companies are setting up their own tree care division, usually starting off with a small, two- or three-man crew, and growing it as the need arises. Some companies now offer tree care services to other landscape contractors as well. With the recent major infestations of insects on trees, this is a perfect opportunity to take care of your client’s trees. Many of these infestations can be treated with micro- or macro-injection, requiring few tools, and the work is usually done from the ground.

Additional Services

There is a growing demand for fertigation, water management and landscape lighting services. The company or division that offers this service would have clients under an annual contract, visiting the client’s site four or five times a year, checking out the irrigation system, adjusting the sprinkler heads, etc. If the client has a fertigation unit, the fertilizer bottle would be replaced, and the landscape lighting would also be checked. If a bulb needs to be replaced, it would be done at that time. Although some contractors in the cold weather states do winterizing, this takes it a step further. By adding more visits, fertigation and light bulb replacement, a great opportunity arises for a service that does not now exist.

Distribution Overview

The distribution of landscape products, irrigation components, and nursery products is also changing. In the past, landscape contractors would go to nurseries to buy their plant material, and to chemical supply stores to purchase their fertilizer and chemicals. Some of these stores would also sell small sprayers or hand trucks, and some would carry hand tools. Contractors would then go to irrigation supply stores to purchase their irrigation components. Now irrigation supply stores also sell landscape lighting and components for water features. Some irrigation supply stores also carry landscape supplies, chemicals and fertilizer.

John Deere Landscapes, with a chain of approximately 315 stores, services landscape contractors and municipalities as well as golf courses. They sell irrigation components, landscape lighting, and some waterscape products. In addition, some stores also sell nursery stock and plant material.

The Ewing Irrigation chain, with approximately 180 locations, sells fertilizer chemicals and other landscape products. They also stock irrigation components, landscape lighting, waterscape components and soil erosion control products.

Over the past few years, some local distribution stores have been expanding. Today, companies such as Central Irrigation, Atlantic Irrigation, Florida Irrigation Supply and Horizon, which are regional in scope, operate from 10 to 58 units and continue to grow.

Horizon began as a local Southwestern distributor of irrigation products with two stores. It eventually grew to six, and then merged with Automatic Rain, with stores in Northern California. They grew to 34 locations. SPC Pool Corporation (POOL NASDAQ) purchased Horizon in 2005, and recently purchased the 14 Wickham Supply stores based in Dallas, Texas and WaterZone in South Texas, with five stores. SPC Pool Corporation, under the Horizon banner, now boasts 53 stores and will continue to look for acquisitions.

Meanwhile, in the East, Central Irrigation Supply, headquartered in Elmsford, New York, has grown to 19 stores, and Atlantic Irrigation based in North White Plains, New York, has 16 units.

These chains are beginning to dominate the market. They also have an interesting mix—all of them sell irrigation components and landscape lighting fixtures. Some sell waterscape products; other also sell landscape supplies, chemicals, fertilizer, etc. Still others have added power equipment to their inventory and sell lawn mowers as well.

Cleveland, Ohio-based LESCO has been opening what they call ‘service centers’ at a very aggressive pace. These are stand-alone buildings where contractors can go to buy fertilizer, chemicals, seed, etc. Many of these service centers are drive-thru stores, also featuring floor models of the smaller type lawn mowers. There are currently 327 of these stores throughout the country.

In addition, LESCO has a fleet of trucks, which they call “Store on Wheels.” They carry an inventory of sprinkler parts, chemicals, surfactants, fertilizer, etc. Each vehicle has a designated route, calling on golf courses and filling in what is needed from their truck. They also take orders for delivery of fertilizer and chemicals.

Equipment, i.e., lawn mowers, skid steer loaders, small trenchers etc., are sold through a distributor and dealer network. Most of these dealers carry a few different brands; they call on municipalities, school districts, and golf courses, as well as the landscape contractor. However, look for more power equipment to be sold through the above mentioned outlets.

Plant material is grown at a nursery. In some areas of the country, these nurseries cater to and sell to the landscape contractor. In other parts of the country, plant material is sold through brokers. A broker buys plant material from various growing nurseries, gathers them in one place and offers the contractor a wide selection of plants.

The one-stop shop concept continues to evolve. Landscape contractors realize the cost of sending a truck all over town to pick up various supplies takes time and is very costly, especially at today’s fuel prices. Where offered, even on a limited basis, one-stop shopping is being well received and growing.

E-commerce sites for this industry are still slow to grow.

Irrigation Overview

The irrigation market, it is broken into three major segments.

•	Landscape (Commercial, residential, turf, golf courses, parks and recreation, school campuses, etc.)

•	Agriculture

•	Retail (mass merchandisers, Do-It-Yourself (DIY) market

Landscaping and Turf

As housing developments replace farmland to accommodate our growing population, office parks and commercial properties follow suit, and in front of our eyes, new towns are built. Green belts and parks are added to offer the lifestyle residents want.

These new homes, office buildings, shopping centers, and parks need to be landscaped to enhance the properties and give them a finished look. Landscaping is expensive and to insure that the plant material survives, irrigation systems are installed prior to planting. Sales of irrigation products for the turf, residential and commercial market amount to approximately $7.5 billion annually. Since irrigation, like all landscaping, is built on-site, this figure is “in the ground.” It includes the manufacturers’ mark-up, as well as the mark-up at the distributor level, and the mark-up for the contractor installing it.

Sales of irrigation components started off the year with a bang. Manufacturers were having a tough time keeping up with the demand, still playing catch up at mid-year. Sales were up in most areas of the country by 20% to 25%, Including the increased cost of raw materials. If you factor in the increased costs, in real dollars the irrigation industry was experiencing a 10% to 14% increase.

Since early September, sales have slowed and distribution began giving back some of these increases. Still, distribution sales show 8% to 12% increases.

Manufacturers of water conservation devices will be the big winners in the future. Sales of ET controllers, moisture sensing devices as well as drip, low-flow, and micro irrigation products are all showing significant increases.

Agriculture

Although the cost of water to grow food and fiber is always a factor, growers realize that by using irrigation, the yields and quality of their crops increase. Each crop has a cash-value-per-acre that allows the grower to determine investment and subsequent return. As the cost of water skyrockets, so will the cost of food.

While we don’t track the agricultural irrigation market, it is estimated that sales are approximately $7.5 billion annually, including exports.

Retail markets

We do not track the retail market and don’t therefore, gather that information, so we can’t even make on educated guess as to the size of the market.

Landscape Lighting

The demand for landscape lighting continues to grow at a 15% to 20% rate. Where there were only a handful of manufacturers some years ago, today there are more than two dozen companies marketing landscape lighting. We estimate this segment of the market to be in the neighborhood of $350 million to $400 million annually, installed.

Waterscapes

As waterscapes have become relatively inexpensive to install, more and more homeowners are including them in their landscape. A new market niche has developed to help satisfy the demand.

Waterscapes, water features, water gardening, ponds—these have just recently become recognized as a market that will grow and flourish, with office parks leading the way. Developers understand that in a competitive market, renting space in office parks is easier when the surroundings are enhanced with beautiful landscaping, green grass and pretty flowers. They also realized that when workers in the various offices took a lunch break, they would tend to sit around a water feature in a park-like setting. Water can be very soothing. Developers of condominiums also began to realize the effect water played and began building fountains, ponds, and streams to attract owners.

Presently, components for waterscapes are sold through irrigation supply stores, although some are sold through water gardening stores. Usually, these water gardening stores sell to the contractor as well as the homeowner. Though still very small, this niche is making tremendous strides.

This market niche is growing at a 25% to 30% rate. We estimate the size of the market to professional contractors to be in the range of $250 to $300 million annually.

POWER EQUIPMENT

There was a greater variety of competitive brand names of lawn mowers in the commercial market than it could absorb, so it was only a matter of time before consolidation began. This year, we’ve seen three such roll-ups and expect to see even more in the future.

The cost of materials has increased, but some of these increases have not yet filtered down to the contractor. However, sales are still down from last year by as much as 9%. Lawn mower sales have not kept pace with other segments of the landscape Industry. Mini skid steer loaders are still relatively new, and that market will continue to grow, while the mini excavator is just beginning to show up in our markets. These labor-saving units will pay for themselves in a relatively short time; however, getting the contractor to accept these units will take time. These two pieces of equipment offer exciting opportunities.

We estimate total sales of power equipment (lawn mowers, aerators, edgers, mini skid loaders, etc.) will be in the $20 to $22 billion range annually. This figure is broken down in the following manner: $7.5 billion for small commercial and residential equipment, $6 to $7.4 billion commercial sales, including golf. Parts are estimated at $3.5 to $4 billion. The balance of the sales is to government agencies, municipalities, cities, etc. We estimate sales of mini skid steer loaders and mini excavators to be in the $55 to $70 million range annually.

Size of the Market

There are approximately 42,000 landscape contracting firms in the United States, from a two-person operation to a company that employs 9,000. Some of these do construction/build and landscape maintenance, others provide only landscape maintenance: a few specialize in hydroseeding, irrigation, tree care, etc. However, many landscape contracting companies offer some, if not all, of these services. Other contractors also offer snow removal and holiday lighting installation.

As closely as we can determine, approximately 30% of these firms are affiliated with one or more of the professional trade associations, either on a national, regional, or state level. They attend trade shows and conventions held around the country. These organizations offer educational as well as business seminars.

There are also approximately 4,500 lawn care companies. These companies generally concentrate in the residential market, visiting the client’s home four times a year to do a chemical application. In addition, they offer weed, insect and disease controls, and some of them also make seeding applications. Like the landscape contractor, more and more of these companies are beginning to realize the limitations of their markets, and are starting to diversify. Some offer their clients mowing services, others offer tree care, and some do irrigation repair. As more of these lawn care companies begin to provide additional services, the line between lawn care and landscape maintenance is not as clearly defined as it once was.

Although there are many people in the gardening business, it is impossible to determine exactly how many. Gardeners go to residential homes and offer mowing services, clean-ups, cleaning of flower beds, etc. They operate from their homes; some use pickup trucks, some use automobiles towing a small trailer with equipment from jobsite to jobsite. Most have a limited amount of equipment, i.e., a lawn mower or two, a backpack blower, rakes and shovels. Some will occasionally change out color, and repair irrigation sprinklers for their customers.

They are not factored into our figures because they are difficult to track. They are not affiliated with any trade group; they don’t attend trade shows, and what supplies they buy (fertilizer, plant material, sprinkler heads), they get from their favorite retail garden center or mass merchandiser. Even the lawn mowers they buy are generally purchased from a retail lawn mower store.

Growth of the Market

The outlook for our industry looks good, certainly for the next few years. Housing starts have slowed, but builders will continue to build, and commercial properties are still being developed and built, so the demand for landscaping and irrigation will continue to be on the rise. The largest population growth will be in the Sunbelt and Western states.

As more acreage is devoted to new housing, the demand for our services and products will continue to increase. Of concern is how our industry will grow to handle this added business.

[One answer is that there are a substantial number of landscape companies that continue to expand each year. Only a few years ago, there were relatively few companies doing an annual volume in excess of $5 million. These numbers have increased more than five-fold. There are more than a dozen companies now doing close to $100 million annually. One company does in excess of $750 million and another is at the $500 million annual mark. More companies are coming up in the $50 million to $80 million range. We look to these companies to fill the demand.]

[Another area of growth is new start-ups. A few years ago, a survey was taken which revealed that there are approximately 13,000 start-ups each year. At least 50% of these don’t survive the third year. The net result is that we gain approximately 6,000 new companies annually.]

[With the new start ups and the expansion of the many companies around the country the landscape industry is more robust than ever. We estimate the total market to be between $70 billion and $75 billion annually. This includes landscape construction/ build, landscape maintenance, irrigation installation and repairs, landscape lighting, water features, power equipment, nursery supplies, fertilizer, chemicals, etc.]

It does not include the mass merchandisers. Most manufacturers who sell to the big box stores claim to make a different product line. Although we don’t track the do-it-yourself market, from garden centers to big box stores—sales of nursery products, lawn mowers, power equipment, irrigation equipment—our best educated guess is that this segment of the market does approximately $105 billion annually.

Background

The purpose of this report is to fulfill our goal of disseminating accurate information. To this end, as we approach the fourth quarter of each year, we do an extensive telephone survey of manufacturers and suppliers of power equipment, irrigation components, and peripheral equipment to get their input. We speak with owners and management of manufacturing companies and distribution companies, as well as landscape contractors.

Throughout the year, we are constantly in touch with these owners, executives, and many other individuals key to the industry. We promise confidentiality and ask them for figures, percentages, etc. These top executives are quite frank in talking with us, since they know we won’t betray their confidence. Knowing they won’t be quoted by name or company, it’s easier to get accurate information. By maintaining the integrity of the information and keeping our finger on the pulse of the industry, we are able to present you with this informative report.

Forecast

Trying to forecast sales for next year is difficult. There are always caveats, like weather, natural catastrophies and such. Speaking with executives in manufacturing and distribution, as well as to the landscape contractor, helps us make a somewhat intelligent prediction.

Irrigation & Green Industry projects sales for the industry will be up for the year 2006. We’re forecasting an overall increase of 5% to 10%.

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